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                                                                    EXHIBIT 99.5

                         Insignia Financial Group, Inc.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                 TELEPHONE (212) 750-6070 - FAX (212) 980-8544
                        http://www.insigniafinancial.com

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of the stockholders (the "Insignia Meeting") of Insignia Financial Group, Inc. ("Insignia"), to be held at 9:00 a.m., local time, on September 14, 1998, at the Hyatt Regency Hotel, 220 North Main Street, Greenville, South Carolina.

     At the Insignia Meeting, you will be asked to consider and vote upon the following proposals:

          (1) Approval of the distribution (the "Distribution") to Insignia's stockholders of the common stock, par value $.01 per share, of Insignia/ESG Holdings, Inc. ("Holdings Common Stock"), a newly formed subsidiary of Insignia which will hold, directly and indirectly, the assets, liabilities and operations of Insignia's commercial real estate services business, cooperative and condominium apartment management business, single-family home brokerage and mortgage origination business, equity co-investment business and certain other related businesses ("Holdings"). In the Distribution, record holders of Class A common stock, par value $.01 per share, of Insignia ("Insignia Common Stock") on September 15, 1998 (the "Distribution Record Date") will receive two shares of Holdings Common Stock for every three shares of Insignia Common Stock then owned of record. The Holdings Common Stock has been approved for listing on the New York Stock Exchange under the symbol "IEG," subject to official notice of issuance and approval of the Distribution by stockholders.

          (2) Approval and adoption of the Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), by and among Insignia, Holdings, Apartment Investment and Management Company ("AIMCO") and AIMCO Properties, L.P., and the transactions contemplated thereby, including the merger of Insignia with and into AIMCO, with AIMCO being the surviving corporation (the "Merger"). At the time of the Merger, Insignia will consist only of the remaining assets, liabilities and operations of Insignia and its subsidiaries other than those of Holdings. The Merger Agreement provides for (i) the issuance of an aggregate number of shares of preferred AIMCO equity securities approximately equal to $303 million divided by the AIMCO Index Price to holders of Insignia Common Stock in the Merger (equivalent to 0.238 shares of such preferred AIMCO equity securities per share of Insignia Common Stock if the Merger had occurred on July 31, 1998), and (ii) the payment of an approximately $50 million special cash dividend on such preferred AIMCO equity securities (equivalent to $1.46 per share of Insignia Common Stock if the Merger had occurred on July 31, 1998). In addition, approximately $458 million of debt and other liabilities of Insignia and its subsidiaries, including $149.5 million of convertible subordinated debt underlying the 6 1/2% Trust Convertible Preferred Securities issued by Insignia Financing I (which is a subsidiary of Insignia and will become a subsidiary of AIMCO as a result of the Merger), will become obligations of AIMCO and its subsidiaries after the Merger. If the AIMCO stockholders approve the Merger, which is to be voted on at AIMCO's special meeting of stockholders being held on the same date as the Insignia Meeting, all of the preferred AIMCO equity securities to be received by holders of Insignia Common Stock in the Merger will convert into shares of Class A common stock, par value $.01 per share, of AIMCO ("AIMCO Common Stock") upon payment of the approximately $50 million special cash dividend. If the Merger is not approved, an aggregate number of such preferred AIMCO equity securities approximately equal to $100 million divided by the AIMCO Index Price will not convert into AIMCO Common Stock unless AIMCO stockholders subsequently approve such conversion. The actual number of preferred AIMCO equity securities issued to holders of Insignia Common Stock in the Merger will be determined by a formula
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     based on the AIMCO Index Price, which will be the average market price of
     AIMCO Common Stock during a fixed period prior to the Merger, subject to a maximum average price of $38.00 per share. The AIMCO Index Price is not intended to and will not necessarily represent the fair market value of the preferred AIMCO equity securities issued in the Merger.

     If the AIMCO Index Price is less than $36.50, AIMCO may elect to pay part of the Merger consideration in cash. In the event AIMCO makes such an election, each Insignia stockholder will recognize taxable gain (but not loss) realized on the exchange of his Insignia Common Stock, but only to the extent of the cash received. In addition to the foregoing, following consummation of the Merger AIMCO is required to propose to acquire (by merger) all of the outstanding shares of beneficial interest ("IPT Shares") in Insignia Properties Trust, Insignia's majority-owned real estate investment trust subsidiary ("IPT"), not owned by Insignia and its subsidiaries, at a price of at least $13.25 in cash per IPT Share. Approximately 61% of the currently outstanding IPT Shares are owned by Insignia and its subsidiaries, and, assuming a price of $13.25 per IPT Share, the remaining 39% of the currently outstanding IPT Shares is valued at approximately $100 million (approximately $151.2 million if a planned acquisition by IPT of another company is completed).

          In connection with the Merger, four of Insignia's executive officers, including myself, and certain entities (to the extent some of my Insignia Common Stock is held in such entities) (collectively, the "Insignia Principals"), who collectively own an aggregate of 2,930,373 shares of Insignia Common Stock personally (which represents approximately 9% of the outstanding shares of Insignia Common Stock as of the Insignia Record
     Date), have entered into voting agreements with and granted irrevocable proxies to AIMCO, pursuant to which they have agreed to vote such shares (or to allow AIMCO representatives to vote such shares if they fail to do so) in favor of the Distribution and the Merger Agreement. In addition, the Insignia Principals have entered into Call Option, Put Option and Price Protection Agreements (the "Call Agreements") with AIMCO pursuant to which
     (i) AIMCO has the right to acquire either 45% or 100% (depending on the circumstances) of an aggregate of 4,261,173 shares of Insignia Common Stock (which includes 1,330,800 shares subject to options and warrants vested as of March 17, 1998) plus any shares of Insignia Common Stock acquired until the date of exercise of the Call Agreements and an aggregate of 529,587 IPT Shares held by the Insignia Principals if the Merger Agreement is terminated for any reason, other than as a result of a breach by AIMCO (assuming AIMCO did not have a right to terminate due to a breach by Insignia) or a permanent injunction or court order; (ii) the Insignia Principals may put their Insignia Common Stock and IPT Shares to AIMCO if Insignia terminates the Merger Agreement as a result of a breach by AIMCO (assuming AIMCO did not have a right to terminate due to a breach by Insignia); and (iii) the Insignia Principals may receive payments equal to 45% or 100% (depending on the circumstances) of the difference, if any, between the purchase price for their Insignia Common Stock and IPT Shares as set forth in the agreement and the respective three-day average trading price for such shares (or $13.25 per IPT Share if the IPT Shares are not publicly traded) if AIMCO does not exercise its right to purchase the Insignia Common Stock and IPT Shares under the scenario described in clause
     (i).

          (3) Approval of the Insignia/ESG Holdings, Inc. 1998 Stock Incentive Plan (the "Holdings Stock Incentive Plan"), including the reservation of 3,500,000 shares of Holdings Common Stock for issuance thereunder. Subject to approval of the Distribution and the Holdings Stock Incentive Plan by Insignia stockholders, your Board of Directors and the Holdings Board of Directors have approved the grant of options to purchase an aggregate of approximately 1,020,000 shares of Holdings Common Stock to certain key employees and an aggregate of 80,000 shares of Holdings Common Stock to its outside directors pursuant thereto, all of which will have an exercise price equal to the market price of Holdings Common Stock following the Distribution. The shares of Holdings Common Stock reserved under the Holdings Stock Incentive Plan include approximately 1,900,000 shares (adjusted for the Distribution of two shares of Holdings Common Stock for every three shares of Insignia Common Stock) issuable upon exercise of options to purchase Insignia Common Stock assumed by Holdings in connection with the Distribution, but does not include approximately 980,000 shares (adjusted for the Distribution of two
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     shares of Holdings Common Stock for every three shares of Insignia Common
     Stock) issuable upon exercise of other assumed options.

          (4) Approval of the Insignia/ESG Holdings, Inc. 1998 Employee Stock Purchase Plan, including the reservation of 1,500,000 shares of Holdings Common Stock for issuance thereunder.

          (5) Approval of the Insignia/ESG Holdings, Inc. Executive Performance Incentive Plan.

     It is a condition to the consummation of the Merger and implementation of the Holdings Stock Incentive Plan, the Holdings 1998 Employee Stock Purchase Plan and the Holdings Executive Performance Incentive Plan (collectively, the "Holdings Plans") that the Distribution be approved by the Insignia stockholders and consummated; however, neither the consummation of the Distribution nor the implementation of the Holdings Plans is conditioned upon the approval or consummation of the Merger. Assuming that both the Distribution and the Merger Agreement are approved by the Insignia stockholders, the Merger will not occur until at least ten business days after the Distribution.

     In the event that the Insignia stockholders approve the Distribution but not the Merger Agreement, or the Insignia stockholders approve the Distribution and the Merger Agreement but the Merger Agreement is subsequently terminated, Insignia will proceed nonetheless with the Distribution if, among other things, your Board of Directors (i) receives an opinion of tax counsel that the Distribution should be tax-free to Insignia stockholders and (ii) determines that Holdings and its subsidiaries will be relieved of substantially all of their guarantees of and other obligations relating to debt and other liabilities that will remain with Insignia after the Distribution.

     The enclosed Joint Proxy Statement/Prospectus provides you with detailed information regarding the Distribution, the Merger and related transactions and the Holdings Plans. I urge you to read it carefully.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE DISTRIBUTION, THE MERGER AGREEMENT AND THE HOLDINGS PLANS AND RECOMMENDS THAT INSIGNIA STOCKHOLDERS VOTE FOR THE APPROVAL OF THESE PROPOSALS.

     Whether or not you plan to attend the Insignia Meeting in person, it is important that your shares be represented at the Insignia Meeting. Please complete, date and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card will not prevent you from attending the Insignia Meeting and voting in person should you choose to do so.

     If you have any questions regarding the Distribution, the Merger Agreement or the Holdings Plans, please call D.F. King & Co., Inc., Insignia's proxy solicitor, at 1-800-207-2014.

                                            Very truly yours,

                                            Andrew L. Farkas
                                            Chairman of the Board, President
                                            and Chief Executive Officer